Exhibit 99.1

INTERIM REPORT

For the three and six months ended December 31, 2023

MYT Netherlands Parent B.V.

Einsteinring 9

85609 Aschheim/Munich

Germany

INDEX

FINANCIAL RESULTS AND KEY OPERATING METRICS	3
UNAUDITED INTERIM CONDENSED CONSOLIDATED Financial Statements	6
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	29
Quantitative and Qualitative Disclosures about Market Risk	47
Legal Proceedings	47

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

We present Adjusted EBITDA, Adjusted Operating Income (Loss), and Adjusted Net Income, and their corresponding margins as a percentage of net sales, because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

Adjusted EBITDA, Adjusted Operating Income (Loss), and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We use Adjusted EBITDA, Adjusted Operating Income (Loss), and Adjusted Net Income, and their corresponding margins, as additional information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for additional analysis.

	Three Months Ended			Six Months Ended
(in millions) (unaudited)	December 31, 2022	December 31, 2023	Change in % / BPs	December 31, 2022	December 31, 2023	Change in % / BPs
Gross Merchandise Value (GMV) (1)	€ 215.9	€ 219.1	1.5%	€ 413.7	€ 423.2	2.3%
Active customer (LTM in thousands) (1), (2)	814	856	5.1%	814	856	5.1%
Total orders shipped (LTM in thousands) (1), (2)	1,876	2,037	8.6%	1,876	2,037	8.6%
Net sales	€ 190.1	€ 197.0	3.6%	€ 366.0	€ 384.8	5.1%
Gross profit	€ 104.2	€ 98.3	(5.6%)	€ 192.0	€ 178.1	(7.2%)
Gross profit margin(3)	54.8%	49.9%	(490 BPs)	52.5%	46.3%	(620 BPs)
Operating Income (Loss)	€ 3.5	€ (4.4)	(225.3%)	€ 2.6	€ (17.5)	(764.3%)
Operating Income (Loss) margin(3)	1.8%	(2.2%)	(400 BPs)	0.7%	(4.6%)	(530 BPs)
Net Loss	€ (0.5)	€ (5.4)	1072.0%	€ (4.3)	€ (17.3)	304.8%
Net Loss margin(3)	(0.2%)	(2.7%)	(250 BPs)	(1.2%)	(4.5%)	(330 BPs)
Adjusted EBITDA(4)	€ 17.7	€ 7.9	(55.3%)	€ 30.4	€ 7.1	(76.7%)
Adjusted EBITDA margin(3)	9.3%	4.0%	(530 BPs)	8.3%	1.8%	(650 BPs)
Adjusted Operating Income (Loss)(4)	€ 14.9	€ 4.1	(72.6%)	€ 25.1	€ (0.2)	(100.6%)
Adjusted Operating Income (Loss) margin(3)	7.9%	2.1%	(580 BPs)	6.9%	0.0%	(690 BPs)
Adjusted Net Income (4)	€ 11.0	€ 3.1	(72.2%)	€ 18.2	€ 0.1	(99.4%)
Adjusted Net Income margin(3)	5.8%	1.5%	(430 BPs)	5.0%	0.0%	(500 BPs)

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 30.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA, adjusted EBITDA, adjusted Operating Income (Loss), adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 30.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net loss to EBITDA to adjusted EBITDA, operating loss to adjusted operating income (loss) and net loss to adjusted net income (loss), and their corresponding margins as a percentage of net sales:

	Three Months Ended			Six Months Ended
(in millions) (unaudited)	December 31, 2022	December 31, 2023	Change in %	December 31, 2022	December 31, 2023	Change in %
Net loss	€ (0.5)	€ (5.4)	1072.0%	€ (4.3)	€ (17.3)	304.8%
Finance costs, net	€ 0.4	€ 1.2	185.2%	€ 0.8	€ 2.2	178.4%
Income tax expense (benefit)	€ 3.5	€ (0.2)	(104.5%)	€ 6.1	€ (2.5)	(140.4%)
Depreciation and amortization	€ 2.8	€ 3.8	37.2%	€ 5.3	€ 7.2	35.3%
thereof depreciation of right-of use assets	€ 2.1	€ 2.4	12.3%	€ 3.8	€ 4.7	23.6%
EBITDA	€ 6.3	€ (0.5)	(108.5%)	€ 8.0	€ (10.3)	(228.9%)
Other transaction-related, certain legal and other expenses (1)	€ 1.8	€ 3.6	105.0%	€ 3.2	€ 6.1	88.0%
Share-based compensation (2)	€ 9.7	€ 4.9	(49.8%)	€ 19.2	€ 11.3	(41.0%)
Adjusted EBITDA	€ 17.7	€ 7.9	(55.3%)	€ 30.4	€ 7.1	(76.7%)

Reconciliation to Adjusted EBITDA Margin
Net Sales	€ 190.1	€ 197.0	3.6%	€ 366.0	€ 384.8	5.1%
Adjusted EBITDA margin	9.3%	4.0%	(530 BPs)	8.3%	1.8%	(650 BPs)

	Three Months Ended			Six Months Ended
(in millions) (unaudited)	December 31, 2022	December 31, 2023	Change in %	December 31, 2022	December 31, 2023	Change in %
Operating Income (Loss)	€ 3.5	€ (4.4)	(225.3%)	€ 2.6	€ (17.5)	(764.3%)
Other transaction-related, certain legal and other expenses (1)	€ 1.8	€ 3.6	105.0%	€ 3.2	€ 6.1	88.0%
Share-based compensation (2)	€ 9.7	€ 4.9	(49.8%)	€ 19.2	€ 11.3	(41.0%)
Adjusted Operating Income (Loss)	€ 14.9	€ 4.1	(72.6%)	€ 25.1	€ (0.2)	(100.6%)

Reconciliation to Adjusted Operating Income Margin
Net Sales	€ 190.1	€ 197.0	3.6%	€ 366.0	€ 384.8	5.1%
Adjusted Operating Income (Loss) margin	7.9%	2.1%	(580 BPs)	6.9%	(0.0%)	(690 BPs)

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Six Months Ended
(in millions) (unaudited)	December 31, 2022	December 31, 2023	Change in %	December 31, 2022	December 31, 2023	Change in %
Net loss	€ (0.5)	€ (5.4)	1072.0%	€ (4.3)	€ (17.3)	304.8%
Other transaction-related, certain legal and other expenses (1)	€ 1.8	€ 3.6	105.0%	€ 3.2	€ 6.1	88.0%
Share-based compensation (2)	€ 9.7	€ 4.9	(49.8%)	€ 19.2	€ 11.3	(41.0%)
Adjusted Net Income	€ 11.0	€ 3.1	(72.2%)	€ 18.2	€ 0.1	(99.4%)

Reconciliation to Adjusted Net Income Margin
Net Sales	€ 190.1	€ 197.0	3.6%	€ 366.0	€ 384.8	5.1%
Adjusted Net Income margin	5.8%	1.5%	(430 BPs)	5.0%	0.0%	(500 BPs)

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.
(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. We do not consider share-based compensation expense to be indicative of our core operating performance.

MYT NETHERLANDS PARENT B.V. – UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANICAL STATEMENTS

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

		Three Months Ended		Six Months Ended
(in € thousands)	Note	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Net sales	7	190,092	197,029	365,983	384,807
Cost of sales, exclusive of depreciation and amortization	8	(85,925)	(98,695)	(174,020)	(206,673)
Gross profit		104,167	98,334	191,963	178,134
Shipping and payment cost		(28,284)	(32,513)	(52,313)	(60,825)
Marketing expenses		(28,802)	(23,458)	(54,156)	(47,157)
Selling, general and administrative expenses		(39,089)	(42,012)	(76,733)	(80,439)
Depreciation and amortization		(2,801)	(3,842)	(5,349)	(7,238)
Other expense, net		(1,698)	(887)	(772)	(13)
Operating income (loss)		3,493	(4,378)	2,640	(17,538)
Finance income		244	0	248	1
Finance costs		(664)	(1,197)	(1,040)	(2,207)
Finance costs, net	9	(420)	(1,197)	(792)	(2,205)
Income (loss) before income taxes		3,073	(5,575)	1,848	(19,744)
Income tax (expense) benefit	10	(3,535)	161	(6,116)	2,468
Net loss		(462)	(5,414)	(4,268)	(17,276)
Cash Flow Hedge		4,761	1,549	1,701	(195)
Income Taxes related to Cash Flow Hedge		(1,329)	(432)	(475)	54
Foreign currency translation		52	(21)	27	(33)
Other comprehensive income (loss)		3,484	1,096	1,254	(174)
Comprehensive income (loss)		3,022	(4,318)	(3,014)	(17,449)

Basic & diluted earnings per share		€(0.01)	€(0.06)	€(0.05)	€(0.20)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1) (basic and diluted) – in millions		86.6	86.8	86.6	86.8

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 14.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	Note	June 30, 2023	December 31, 2023
Assets
Non-current assets
Intangible assets and goodwill	11	155,283	155,046
Property and equipment	12	37,227	39,515
Right-of-use assets		54,797	50,021
Deferred tax assets		59	1,158
Other non-current assets	13	6,573	6,721
Total non-current assets		253,939	252,461
Current assets
Inventories		360,262	409,995
Trade and other receivables		7,521	15,520
Other assets	13	42,113	35,655
Cash and cash equivalents		30,136	6,437
Total current assets		440,031	467,608
Total assets		693,971	720,068

Shareholders’ equity and liabilities
Subscribed capital		1	1
Capital reserve	14	529,775	541,111
Accumulated Deficit		(83,855)	(101,130)
Accumulated other comprehensive income		1,509	1,335
Total shareholders’ equity		447,430	441,317

Non-current liabilities
Provisions		2,646	2,712
Lease liabilities		49,518	45,110
Deferred tax liabilities		726	-
Total non-current liabilities		52,889	47,821
Current liabilities
Borrowings		-	1,404
Tax liabilities		24,073	19,006
Lease liabilities		8,155	8,943
Contract liabilities		11,414	11,909
Trade and other payables		71,085	103,277
Other liabilities		78,924	86,392
Total current liabilities		193,652	230,930
Total liabilities		246,541	278,752
Total shareholders’ equity and liabilities		693,971	720,068

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2022	1	498,872	(68,734)	-	1,528	431,667
Net loss	-	-	(4,268)	-	-	(4,268)
Other comprehensive income	-	-	-	1,227	27	1,254
Comprehensive loss	-	-	(4,268)	1,227	27	(3,014)
Share options exercised	-	1,077	-	-	-	1,077
Share-based compensation	-	19,226	-	-	-	19,226
Reclassification due to cash-settlement of Share-based compensation (1)	-	(1,545)	-	-	-	(1,545)
Balance as of December 31, 2022	1	517,630	(73,002)	1,227	1,555	447,411

Balance as of July 1, 2023	1	529,775	(83,855)	-	1,509	447,430
Net loss	-	-	(17,276)	-	-	(17,276)
Other comprehensive loss	-	-	-	(141)	(33)	(174)
Comprehensive loss	-	-	(17,276)	(141)	(33)	(17,449)
Share-based compensation	-	11,336	-	-	-	11,336
Balance as of December 31, 2023	1	541,111	(101,130)	(141)	1,476	441,317

(1)	For further details, refer to note 14.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

		Six months ended December 31,
(in € thousands)	Note	2022	2023
Net loss		(4,268)	(17,276)
Adjustments for
Depreciation and amortization		5,349	7,238
Finance costs, net		792	2,205
Share-based compensation		19,226	11,198
Income tax expense (benefit)		6,116	(2,468)
Change in operating assets and liabilities
Increase in inventories		(77,846)	(49,733)
Decrease (increase) in trade and other receivables		722	(7,995)
Decrease in other assets		19,046	6,952
(Decrease) increase in other liabilities		(4,452)	7,154
(Decrease) increase in contract liabilities		(2,831)	494
(Decrease) increase in trade and other payables		(1,910)	32,198
Income taxes paid		(6,896)	(4,738)
Net cash used in operating activities		(46,952)	(14,770)
Expenditure for property and equipment and intangible assets		(12,396)	(4,551)
Net cash (used in) investing activities		(12,396)	(4,551)
Interest paid		(792)	(2,205)
Proceeds from borrowings		-	1,404
Proceeds from exercise of option awards		1,077	-
Payment of lease liabilities		(2,475)	(3,515)
Net cash inflow (outflow) from financing activities		(2,190)	(4,316)
Net decrease in cash and cash equivalents		(61,538)	(23,638)
Cash and cash equivalents at the beginning of the period		113,507	30,136
Effects of exchange rate changes on cash and cash equivalents		(88)	(61)
Cash and cash equivalents at end of the period		51,880	6,437

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1.	Corporate information

MYT Netherlands Parent B.V. (the “Company”, together with its subsidiaries, “Mytheresa Group”) is a private company with limited liability incorporated by MYT Holding LLC under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

The Company is a holding company. Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates a digital platform for the global luxury consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

As of December 31, 2023, 78.1% of the shares of the Company were held by MYT Holding LLC, USA. The ultimate controlling party of Mytheresa Group is MYT Ultimate Parent LLC, USA as of December 31, 2023.

The interim consolidated financial statements of Mytheresa Group were authorized for issue by the Management Board on February 15, 2024.

2.	Basis of preparation

These interim condensed consolidated financial statements as of and for the three and six months ended December 31, 2022 and 2023 were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended June 30, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

The interim condensed consolidated financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future.

For the three-months period ended December 31, 2023, the Company had operating cash inflow of €18.5 million. For the six-months period ended December 31, 2023, the Company had operating cash outflow of €14.8 million.

As of December 31, 2023 the utilization of the Revolving Credit Facilities amounted to €4.9 million and therefore the non-utilized part amounted to €85.1 million. As of December 31, 2023, the Company had cash and cash equivalents of €6.4 million.

As of December 31, 2023 the Revolving Credit Facilities have been increased from €60 million to €90 million to capture additional growth opportunities.

Mytheresa Group is in the final steps of entering into a syndicated loan agreement that will replace the existing Revolving Credit Facilities. Management is confident that the syndicated loan will be signed in March 2024 and that throughout 2024 and beyond, sufficient liquidity will be provided, if needed, either through the existing credit facilities or the new syndicated loan.

The syndicated loan is expected to have a maturity of three years with the option of being extended by two years. The existing Revolving Credit Facilities have a maturity until December 31, 2024. The increase will end June 30, 2024.

Our ability to make principal and interest payments on our Revolving Credit Facilities, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations and forecasted business projections we believe that our existing cash balances and expected cash flows generated from operations, together with the utilization of our financing arrangements under the existing Revolving Credit Facilities and prospective finance agreement of the syndicated loan, will be sufficient to meet our operating requirements for at least the next twelve months.

If the Company is unsuccessful in securing and extending the Revolving Credit Facilities or alternative financing, the Company’s current cash and cash equivalents may not be sufficient to fund its operations and meet all of its obligations as they fall due for at least one year from the date of the issuance of these unaudited interim condensed consolidated financial statements. Management anticipates that any additional cash flow needs will be fully met through significant and effective mitigating actions taken by Management to optimize cash flow and liquidity by selling additional excess inventory over the course of the next twelve months. With these mitigating actions, Management concludes that there remain no material uncertainties related to events or conditions that may cast significant doubt upon the company’s ability to continue as going concern.

The interim condensed consolidated financial statements have therefore been prepared under the assumption that the business will continue as a going concern, contingent upon the successful implementation of the plans described above. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future. The unaudited interim condensed consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that would be necessary if the Company were unable to continue as a going concern.

Fluctuations in the results of operations for the three and six months ended December 31, 2022 and 2023 may be related to seasonality in Mytheresa Group’s business, such as shifts in overall sale seasons. Seasonality in Mytheresa Group’s business thus does not follow that of traditional retailers, such as the typical concentration of net sales in the holiday quarter since the business is worldwide.

3.	Impacts to the consolidated financial statements due to economic recession, inflation and war in Ukraine as well as in the Middle East.

As of the reporting date, the Group has maintained operational stability, experiencing no major disruptions in its supply chain, logistics, or partnerships. The global economic uncertainties, exacerbated by the war in Ukraine and Middle East and other geopolitical factors, may impact the Group's business activities and future sales.

The inflationary pressures are affecting customer prices, and Mytheresa Group considers expected increases in recommended retail prices from suppliers in its pricing strategy. Despite the luxury product market showing resilience to inflation-induced demand shifts, the Group is not immune to increased cost inflation in various aspects of its business model. Furthermore, macro-economic factors such as rising interest rates may contribute to a potential recession in certain markets, leading to a temporary negative impact on overall customer demand and sentiment.

These economic uncertainties, coupled with the effects of geopolitical events, may pose challenges to Mytheresa Group's brand partners, customers, and other business activities. The negative effect of these economic uncertainties were visible in the three and six months ended December 31, 2023 and are expected to continue or might even increase. Nevertheless, the current stance is that the management does not anticipate any long-term adverse effects from the ongoing uncertainties in the global economy, although vigilance and adaptability remain crucial in navigating these complex conditions.

4.	Significant accounting policies

The accounting policies applied by Mytheresa Group in these interim condensed consolidated financial statements are the same as those applied by Mytheresa Group in its consolidated financial statements for fiscal year 2023.

5.	Critical accounting judgments and key estimates and assumptions

The preparation of Mytheresa Group’s interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying Mytheresa Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal year 2023, with the addition of judgements made regarding:

•	whether there are any material uncertainties that may cast significant doubt on the entity’s ability to continue as a going concern, as discussed in Note 2. Basis of Preparation; as well as

•	key assumptions applied in Mytheresa Group’s goodwill impairment assessments, as discussed in Note 11. Intangible assets and goodwill

6.	Segment information

In line with the management approach, the operating segments were identified on the basis of Mytheresa Group’s internal reporting and how our chief operating decision maker (CODM), assesses the performance of the business. Mytheresa Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. On this basis, Mytheresa Group identifies its online operations and retail store as separate operating segments. Segment EBITDA is used to measure performance, because management believes that this information is the most relevant in evaluating the respective segments relative to other entities that operate in the retail business.

Segment EBITDA is defined as operating income excluding depreciation and amortization.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

	Three months ended December 31, 2022
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	185,907	4,185	190,092	-	190,092
Segment EBITDA	20,544	1,758	22,302	(16,008)	6,294
Depreciation and amortization					(2,801)
Finance costs, net					(420)
Income tax expense					(3,535)
Net loss					(462)

	Six months ended December 31, 2022
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	357,653	8,330	365,983	-	365,983
Segment EBITDA	35,997	3,235	39,232	(31,243)	7,989
Depreciation and amortization					(5,349)
Finance costs, net					(792)
Income tax expense					(6,116)
Net loss					(4,268)

(1)	During the three and six months ended December 31, 2022, there were €4,565 thousand and €8,799 thousand in corporate administrative expenses that were not assigned to either the online operations or retail stores. Additionally, there were €1,761 thousand and €3,219 thousand in expenses related to Other transaction-related, certain legal and other expenses and Share-based compensation expenses totaling €9,682 thousand and €19,226 thousand.

	Three months ended December 31, 2023
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	193,231	3,798	197,029	-	197,029
Segment EBITDA	10,711	1,232	11,943	(12,479)	(536)
Depreciation and amortization					(3,842)
Finance costs, net					(1,197)
Income tax benefit					161
Net loss					(5,414)

	Six months ended December 31, 2023
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	377,136	7,671	384,807	-	384,807
Segment EBITDA	12,003	2,599	14,603	(24,903)	(10,300)
Depreciation and amortization					(7,238)
Finance costs, net					(2,205)
Income benefit					2,468
Net loss					(17,276)

(1)	During the three and six months ended December 31, 2023, there were €4,012 thousand and €7,515 thousand in corporate administrative expenses that were not assigned to either the online operations or retail stores. Additionally, there were €3,609 thousand and €6,051 thousand in expenses related to Other transaction-related, certain legal and other expenses. Share-based compensation expenses amounts to €4,857 thousand and €11,336 thousand.

7.	Net Sales and geographic information

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the two retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery to the end customer. Mytheresa Group generates revenue from the sale of merchandise shipped to customers as well as from commissions for the rendering of services in connection with the Curated Platform Model (CPM).

The following table provides Mytheresa Group's net sales by geographic location:

	For the three months ended December 31,
(in € thousands)	2022		2023
Germany	33,627	17.7%	33,022	16.8%
United States	33,380	17.6%	39,189	19.9%
Europe (excluding Germany) (*)	73,433	38.6%	76,605	38.9%
Rest of the world	49,652	26.1%	48,213	24.5%
	190,092	100.0%	197,029	100.0%

	For the six months ended December 31,
(in € thousands)	2022		2023
Germany	62,649	17.1%	62,071	16.1%
United States	61,470	16.8%	75,393	19.6%
Europe (excluding Germany) (*)	141,907	38.8%	152,186	39.5%
Rest of the world	99,957	27.3%	95,158	24.7%
	365,983	100.0%	384,807	100.0%

(1) No individual country other than Germany and the United States accounted for more than 10% of net sales.

(*) Including United Kingdom.

All amounts classified within net sales are derived from the sale of luxury goods and rendering of services. Net sales related to rendering of services is below 10% of total net sales. No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

Net sales recognized from contract liabilities were €2,645 thousand for the six months ended December 31, 2023 and €753 thousand for the six months ended December 31, 2022.

Application of hedge accounting for the six months ended December 31, 2023 resulted in a €310 thousand decrease to net sales and for the six months ended December 31, 2022 a decrease of €249 thousand.

8.	Cost of sales, exclusive of depreciation and amortization

The following table provides Mytheresa Group's inventory write-downs classified as Cost of sales, exclusive of depreciation and amortization:

	Three Months Ended December 31,		Six Months Ended December 31,
(in € thousands)	2022	2023	2022	2023
Inventory write-downs	(268)	(716)	(490)	(4.542)

Inventory is written down when its net realizable value is below its carrying amount. Mytheresa Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale. The increase in inventory write-downs in fiscal year 2024 mirrors the increase in inventory and its net realizable value.

9.	Finance income (costs), net

The following table provides Mytheresa Group's Finance income (costs), net:

	Three Months Ended December 31,		Six Months Ended December 31,
(in € thousands)	2022	2023	2022	2023
Interest expenses on revolving credit facilities	(67)	(446)	(160)	(701)
Interest expenses on leases	(597)	(752)	(879)	(1,505)
Total finance costs	(664)	(1,197)	(1,040)	(2,207)

Other interest income	244	0	248	1
Total finance income	244	0	248	1
Finance costs, net	(420)	(1,197)	(792)	(2,205)

10.	Income taxes

In accordance with IAS 34 (Interim Financial Reporting) income tax expense for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year, adjusted for the tax effect of certain items recognized in the full interim period. As such, the effective tax rate in the interim financial statements may differ from management’s best estimate of the effective rate.

	Three Months Ended December 31,		Six Months Ended December 31,
(in %)	2022	2023	2022	2023
Effective tax rate	115.0%	2.9%	330.9%	12.5%

The change in effective tax rate and amount for the three and six months ended December 31, 2022 and 2023 results mostly from share-based payments programs for which the expenses are non-deductible for tax purposes. Additionally, estimated taxable net income levels in the estimated tax rate calculation for the three and six months ended December 31, 2023, result in a negative taxable income for fiscal year 2024 and, an increase of tax losses carried forward for corporate income and trade tax purposes.

11.	Intangible assets and goodwill

Mytheresa Group’s intangible assets and goodwill primarily result from the acquisition of the Mytheresa operations by Mytheresa Group GmbH (“MGG”) in 2014. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful life of intangible assets is assessed as either finite or indefinite.

Intangible assets with a finite useful life

Intangible assets with a finite useful life consist of licenses and software. Intangible assets with a finite life are amortized over their estimated useful economic life on a straight-line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method of intangible assets with a finite useful life are reviewed at least annually, with any changes treated as changes in accounting estimates. Changes in the expected useful life or the expected pattern of consumption of the assets’ future economic benefits are considered when assessing the amortization method and useful life of the asset.

Amortization expense on intangible assets with finite lives is recognized in the consolidated statement of profit and comprehensive income within depreciation and amortization.

The estimated useful life of licenses is based on the contractual term period and for purchased software is three years.

Intangible asset with indefinite life

Mytheresa Group recognizes trademarks intangible assets for Mytheresa brand names. As the trademarks are core to the business and as there is no foreseeable limit to the future cash flows generated by the intangible asset, trademarks are assessed as indefinitely lived. Mytheresa Group assesses trademarks for impairment and potential changes in useful life annually in the fourth quarter, or when an event becomes known that may trigger impairment.

Goodwill

Mytheresa Group’s goodwill originated from the MGG acquisition in 2014 and represents the difference between the purchase price and the net identifiable assets acquired.

Goodwill is not amortized but reviewed for impairment at least annually. Mytheresa Group consists of two cash generating units (“CGU”), which represent the lowest level in which the goodwill is monitored for internal management purposes. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU to its carrying value. Goodwill is reduced by the amount of impairment, if any. If the recoverable amount is below the carrying amount of goodwill, the carrying values of the remaining assets in the CGU are reduced by the excess on a pro-rata basis. The Company tests goodwill for impairment annually in the fourth quarter of the year, or when an event becomes known that may trigger impairment.

Mytheresa Group’s intangible assets and goodwill consist of the following:

(in € thousands)	June 30, 2023	December 31, 2023
Intangible assets with finite life
Software and license	806	568
Intangible assets with indefinite life
Trademark	15,585	15,585
Goodwill	138,892	138,892
	155,283	155,046

Indefinite-lived intangible assets - Trademark

Mytheresa Group’s MYTHERESA and mytheresa.com trademarks represent an indefinite-lived intangible asset. The recoverable amount of Mytheresa Group’s two identified trademarks was based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as Level 3 fair value based on the inputs in the valuation technique used.

When assessing the trademarks for potential impairment, the fair value of the trademarks was determined using the relief from royalty income approach. Under this approach, management estimated future cash flows based on internal projections considering Mytheresa Group’s past performance and forecasted growth which includes also industry terminal growth forecast revenue growth of 2.0% as of December 31, 2023 (June 30, 2023: 2.0%), in the forecast period until June 30, 2024 and the four planning periods thereafter, an assumed royalty rate of 2.0% (June 30, 2023: 2.0%) and discount rate of 10.3% for the MYTHERESA Trademark (online CGU) and 9.4% for the THERESA (retail store CGU) Trademark. The discount rate used was a trademark specific post-tax discount rate. Revenue growth is estimated based on internal projections considering Mytheresa Group’s past performance and forecasted growth which includes also industry growth forecast. The revenue growth rates over the four-and-a-half-year period are the same for trademarks as for the goodwill for the CGU-Online and retail store. The terminal growth rates applied in the impairment assessments do not exceed the average long-term growth rate for either the online operations or retail store CGUs. The discount rate and royalty rate are based on market participant assumptions. The assumed terminal growth rates applied in Mytheresa Group’s trademark impairment assessments were as follows:

	June 30, 2023	December 31, 2023
Discount rate MYTHERESA	10.6%	10.3%
Discount rate THERESA	10.2%	9.4%
Royalty rate	2.0%	2.0%
Terminal revenue growth rate	2.0%	2.0%

Indefinite-lived intangible assets - Goodwill

MGG acquired 100% of the outstanding shares of mytheresa.com GmbH on October 9, 2014 and Theresa Warenvertrieb GmbH on October 31, 2014. The goodwill resulting from this acquisition is attributable to Mytheresa Group’s online operations and retail store and is not deductible for tax purposes. There were no acquisitions in the periods presented.

Goodwill has been allocated to Mytheresa Group’s two identified CGUs, the online operations and the retail store. Mytheresa Group allocates €137,933 thousand and €959 thousand of goodwill to online operations and the retail store, respectively, which remained unchanged for all periods presented.

The recoverable amounts of the CGUs are determined based on each respective CGU’s value in use. The present value of the future cash flows expected to be derived from an asset or CGU based on the value in use (VIU) approach. The key assumptions for determining the value in use are the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU’s. The growth rates are based on internal projections considering Mytheresa Group’s past performance and forecasted growth which includes also industry growth forecast.

Mytheresa Group assesses whether an asset may be impaired at each reporting date. If any indication of impairment exists, or when annual impairment testing for such an asset is required, Mytheresa Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal or its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Mytheresa Group bases its impairment calculation on detailed budgets and forecasted cash flows, which generally cover a period of five years and as of December 31, 2023 for a period of four and a half years. Impairment losses are recognized in the consolidated statement of profit and comprehensive income in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill and indefinite lived intangible assets, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, Mytheresa Group estimates the asset’s or CGU’s recoverable amount.

Impairment losses relating to goodwill cannot be reversed in future periods.

According to IAS 36.12, Management must carefully evaluate all facts and circumstances in the current economic environment to determine whether a triggering event has occurred.

Following the guidelines of IAS 36.12, Mytheresa Group considered internal factors and external factors, including considering the current uncertainty in the market, continued declines in share prices and related impacts to the market capitalization. Mytheresa Group analysis involved an impairment test based on the above Mytheresa carried out an impairment test as of December 31, 2023.

Mytheresa Group prepares cash flow forecasts derived from the most up to date time period for the next four-and-a-half-years, based on 6-months actuals as of December 31, 2023. The assumed key assumptions for terminal growth rates and discount rates applied in Mytheresa Group’s goodwill impairment assessments were as follows:

	June 30, 2023	December 31, 2023
Online
Budgeted revenue growth rate (June 30: average of next five years / December 31: average of four-and-a-half-years)	17.3%	15.0%
EBITDA margin in Terminal value	7.8%	6.8%
Terminal growth rate	2.0%	2.0%
Pre-Tax Discount rate	13.8%	13.3%
Retail store
Budgeted revenue growth rate (June 30: average of next five years / December 31: average of four-and-a-half-years)	1.7%	1.2%
EBITDA margin in Terminal value	32.9%	31.5%
Terminal growth rate	2.0%	2.0%
Pre-Tax Discount rate	12.6%	11.6%

This terminal growth rates applied in the impairment assessments does not exceed the average long-term growth rate for either the online operations or retail store CGUs.

The estimated recoverable amount of the retail store CGU exceeded its carrying amount by more than 71% and estimated recoverable amount of the online CGU exceeded its carrying amount by more than 10% for the six months ended December 31, 2023.

Due to change in judgements and assumptions Mytheresa Group identified a lower headroom for the Online CGU of carrying amount compared to the recoverable amount as of December 31, 2023 compared to June 30, 2023. As the estimated recoverable amount of the retail store CGU and online CGU both exceed its carrying amount Mytheresa Group has not incurred any impairment losses related to goodwill or its intangible assets.

The sensitivity analyses for the need for impairment resulting from a change in the main parameters affecting measurement did not result in any different need for impairment for any cash-generating unit to which goodwill is allocated. Changes of plus or minus 50 basis points in the discount rate and in the terminal growth rate were each analyzed separately. Changes of plus or minus 150 basis points in the budgeted revenue growth rate and changes of plus or minus 50 basis points in the EBITDA margin in Terminal value would not cause the carrying amount of the CGUs to exceed their recoverable amounts.

12.	Property and equipment

Property and equipment increased from €37,227 thousand as of June 30, 2023 by €2,288 thousand to €39,515 thousand as of December 31, 2023 mainly due to an increase in leasehold improvements for the new warehouse in Leipzig, Germany. Operation in the warehouse in Leipzig started in September 2023. €29 million assets have been placed in service. Mytheresa Group expects to incur additional capital expenditure to purchase equipment of around €9 million. These commitments are expected to be settled in fiscal year 2024.

13.	Other assets and non-current assets

Details of other assets consist of the following:

(in € thousands)	June 30, 2023	December 31, 2023
Right of return assets	11,301	9,137
Current VAT receivables	1,446	-
Prepaid expenses	3,788	2,442
Receivables against payment service providers	662	1,051
Advanced payments	2,347	1,007
DDP duty drawbacks (1)	16,520	15,281
Other current assets (2)	6,049	6,737
	42,113	35,655

(1)	The position is related to DDP duty drawbacks for international customs.

(2)	Other current assets consist mostly of creditors with debit balances.

Details of non-current assets consist of the following:

(in € thousands)	June 30, 2023	December 31, 2023
Other non-current receivables	30	36
Non-current deposits	552	505
Non-current prepaid expenses (1)	5,990	6,180
	6,573	6,721

(1)	This amount relates mostly to prepayments made to Climate Partner, an organization that invests in certain Gold Standard Projects, to offset our carbon emissions and reduce our overall carbon footprint.

14.	Share-based compensation

a)	Description of share-based compensation arrangements

In connection with the Initial Public Offering (“IPO”) of MYT Netherlands Parent B.V. in January 2021, we adopted the 2020 Plan (MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan), under which we granted equity-based awards to selected key management members and supervisory board members on January 20, 2021. Selected key management members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. Additionally, the Compensation Committee of the Supervisory Board decides annually about a Long-Term Incentive Plan (LTI). As of July 1, 2021, 2022 and 2023 the LTI was granted to certain key management members consisting of restricted share units (“RSUs”) with time and performance obligations and for the LTI granted on July 1, 2023 certain stock options were granted to selected key management members. Mytheresa Group established an Employee Share Purchase Plan, with the intent to encourage long-term relationship with the company and its employees. Pursuant to paragraphs 21(g) and 24 of IAS 33, as certain shares are fully vested and contingently issuable for no consideration, they are treated as outstanding and included in the calculation of both basic and diluted earnings per share.

i)	IPO Related One-Time Award Package

Alignment Grant

Under this share-based payment program, options were granted to selected key management members. The options vest and become exercisable with respect to 25 % on each on the first four anniversaries of the grant date (January 20, 2021). After vesting, each option grants the right to purchase one American Depositary Share (each, an “ADS”) at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 6,478,761 options were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD. Please also refer to the section titled, “b) Measurement of fair values”.

Restoration Grant

Under this share-based payment program, phantom shares were granted to selected key management members. Each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,875,677 phantom shares were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD. Please also refer to b) Measurement of fair values.

The following table summarizes the main features of the one-time award package:

Type of arrangement	Alignment Award	Restoration Award
Type of Award	Share Options	Phantom Shares
Date of first grant	January 20, 2021	January 20, 2021
Number granted	6,478,761	1,875,677
Vesting conditions	25% graded vesting of the granted share options in each of the next four years of service from grant date	The restoration awards are fully vested on the Grant Date.

ii)	Annual Plan

Supervisory Board Members Plan

As of July 1, 2022, one Supervisory Board Member has been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on June 30, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 9.68, the closing share price on the grant date.

As of May 8, 2023, 67,264 RSUs were granted to four Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on May 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 4.46, the closing share price of the grant date.

As of September 5, 2023, 11,478 RSUs were granted to one Supervisory Board Member. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on September 5, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.63, the closing share price of the grant date.

As of November 8, 2023, 149,147 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on November 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.52, the closing share price of the day before the grant date.

The following table summarizes the main features of the annual plan:

Type of arrangement	Supervisory Board Members plan
Type of Award	Restricted Shares / Restricted Share Units
Date of first grant	January 20, 2021	July 1, 2021	February 9, 2022	July 1, 2022	May 8, 2023	September 5, 2023	November 8, 2023
Number granted	15,384	7,393	22,880	11,467	67,264	11,478	149,147
Vesting conditions	The restricted shares vested in full on December 31, 2021.	The restricted shares vested in full on June 30, 2022.	The restricted shares vested in full on February 8, 2023.	The restricted shares vested in full on June 30, 2023	The restricted shares Units are scheduled to vest in full on May 8, 2024	The restricted shares Units are scheduled to vest in full on September 5, 2024	The restricted shares Units are scheduled to vest in full on November 8, 2024

Long-Term Incentive Plan

As of July 1, 2022, 674,106 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 255,754 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 418,352 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2023, June 30, 2024 and June 30, 2025, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2025 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 9.68 for 674,106 RSUs.

As of July 1, 2023, 3,113,125 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. As the LTI awarded on July 1, 2023 was subject to approval by the shareholders, the grant date was the date of the Annual General Meeting (AGM) when approval was obtained on November 8, 2023. Out of the granted RSUs, 1,696,022 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 1,417,103 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2024, June 30, 2025 and June 30, 2026, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2026 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.41 for 3,113,125 RSUs, which was approved in the AGM on November 8, 2023.

2,923,280 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 4.00. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair value. As the stock options awarded on July 1, 2023 were subject to approval by the shareholders, the grant date is the date of the AGM when approval was obtained on November 8, 2023.

Additionally, On December 15, 2023 further 679,945 stock options were granted, with service commencement date July 1, 2023 on similar terms to same selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 4.00. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair value. As the stock options awarded on July 1, 2023 were subject to approval by the shareholders, the grant date is the date of the AGM when approval was obtained and subsequently the time of communication on December 15, 2023.

The following table summarizes the main features of the annual plan:

Type of arrangement	Key Management Members Long-Term Incentive Plan
Type of Award	Time-vesting RSUs	Non-market performance RSUs	Time-vesting RSUs	Non-market performance RSUs	Time-vesting RSUs	Non-market performance RSUs	Stock Options	Stock Options
Service commencement date	July 1, 2021	July 1, 2021	July 1, 2022	July 1, 2022	July 1, 2023	July 1, 2023	July 1, 2023	July 1, 2023
Grant date	July 1, 2021	July 1, 2021	July 1, 2022	July 1, 2022	November 8, 2023	November 8, 2023	November 8, 2023	December 15, 2023
Number granted	62,217	108,947	255,754	418,352	1,696,022	1,417,103	2,923,280	679,945
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date

Employee Share Purchase Program (ESPP)

On May 29, 2023, the Company commenced its first open enrollment period for its Employee Share Purchase Program (“ESPP”), which was approved by the shareholders on October 27, 2022, at the Company’s annual general meeting. The objective of the ESPP is to allow employees of the Company (or any of its subsidiaries) to participate in the growth of the Company and to promote long-term corporate engagement by offering eligible employees the opportunity to acquire American Depositary Shares representing shares in the capital of the Company, at a discount, subject to the terms of the ESPP. The discount is fixed to one-fourth of the investment by the participant. The discount is implemented by increasing the number of shares with one-third (e.g. a participant receives four ADSs for the price of three ADSs). The expense that was recorded in equity, displaying the contribution of Mytheresa to the employees, amounted to €28 thousand. 29,641 shares were issued in the program. The grant date fair value amounts to USD 4.00.

b)	Measurement of fair values

Alignment Grant

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Tranche I	Tranche II	Tranche III
Weighted average fair value	$25.42	$22.93	$20.68
Exercise price	$5.79	$8.68	$11.58
Weighted average share price	$31.00	$31.00	$31.00
Expected volatility	60%	60%	60%
Expected life	2.32 years	2.32 years	2.32 years
Risk free rate	0.0%	0.0%	0.0%
Expected dividends	-	-	-

Expected volatility has been based on an evaluation of the historical volatility of publicly traded peer companies, particularly over the historical period commensurate with the expected term.

Stock Options from Long-Term Incentive Plan

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Grant date November 8, 2023	Grant date December 15, 2023
Weighted average fair value	$0.76	$0.65
Exercise price	$4.00	$4.00
Weighted average share price	$3.41	$3.55
Expected volatility	47.54%	45.32%
Expected life	1.65 years	1.55 years
Risk free rate	2.98%	2.37%
Expected dividends	-	-

Expected volatility has been based on an evaluation of the historical volatility of publicly traded peer companies, particularly over the historical period commensurate with the expected term.

Restoration Grant

As the phantom shares granted under the Restoration Award are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

c)	Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

	Six Months Ended December 31,
(in € thousands)	2022	2023
Classified within capital reserve (beginning of year)	128,628	158,453
Expense related to:	19,226	11, 336
Share Options (Alignment Grant)	16,995	8,790
Share Options (LTI)	-	478
Restricted Shares	215	-
Restricted Share Units	2,015	2,068
Classified within capital reserve (end of year)	146,309	169,789

d)	Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described under the Alignment award were as follows.

	Alignment award
	Options	Wtd. Average Exercise Price (USD)
June 30, 2022	6,478,761	8.30
forfeited	-	N/A
exercised	186,073	5.79
December 31, 2022	6,292,688	8.37

June 30, 2023	6,197,415	8.55
forfeited	-	N/A
exercised	-	N/A
December 31, 2023	6,197,415	8.55

The range of exercise prices for the share options outstanding as of December 31, 2023 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 7.0 years.

The number and weighted-average exercise prices of share options under the share option programs described in Long-Term Incentive Plan for share options were as follows.

	Share Options under the Long-Term Incentive Plan
	Options	Wtd. Average Exercise Price (USD)
June 30, 2023	-	-
Granted	3,597,828	4.00
December 31, 2023	3,597,828	4.00

15.	Financial instruments and financial risk management

Additional disclosures on financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments as of June 30, 2023 were as follows:

	Year ended June 30, 2023
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Trade and other receivables	7,521	-	Amortized cost	-	-
Cash and cash equivalents	30,136	-	Amortized cost	-	-
Other assets	42,113	19,474
thereof deposits	15	-	Amortized cost	-	-
thereof other financial assets	22,623	-	Amortized cost	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	49,518	49,518	N/A	-	-
Current financial liabilities
Lease liabilities	8,155	8,155	N/A	-	-
Trade and other payables	71,085	-	Amortized cost	-	-
Other liabilities	78,924	59,345
thereof other financial liabilities	19,580	-	Amortized cost	-

Financial instruments as of December 31, 2023 were as follows:

	December 31, 2023
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Trade and other receivables	15,520	-	Amortized cost	-	-
Cash and cash equivalents	6,437	-	Amortized cost	-	-
Other assets	35,655	12,812
thereof deposits	14	-	Amortized cost	-	-
thereof Derivatives (Hedge Accounting)	284	Level 2	N/A	284	Level 2
thereof other financial assets	22,546	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	45,110	45,110	N/A	-	-
Current financial liabilities
Borrowings	1,404		Amortized cost	-	-
Lease liabilities	8,943	8,943	N/A	-	-
Trade and other payables	103,277	-	Amortized cost	-	-
Other liabilities	86,392	70,066
thereof Derivatives (Hedge Accounting)	480	-	N/A	480	Level 2
thereof other financial liabilities	15,846	-	Amortized cost	-	-

Foreign exchange forwards are valued according to their present value of future cash flows based on forward exchange rates at the balance sheet date. The fair values of these instruments are also considered as level 2 fair values.

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2023 and December 31, 2023. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.

As of December 31, 2023, Mytheresa Group has recorded €195 thousand net in cash flow hedge reserve. Would hedge accounting not have been applied, the amount would have been recorded in profit or loss immediately. The remaining portion of other comprehensive income is related to translation differences of balance sheet items denominated in foreign currencies in prior periods. For more details please refer to Mytheresa Group’s annual consolidated financial statements for fiscal 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under ‘‘Risk Factors’’ in the annual report on Form 20-F filed on September 14, 2023 and in other parts of this report. Our fiscal year ends on June 30. Throughout this report, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted.

Special Note Regarding Forward-Looking Statements

This Quarterly Report contains forward-looking statements that involve risks, uncertainties, and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Quarterly Report that are not purely historical, including without limitation statements in the following discussion and analysis of financial condition and results of operations regarding our projected financial position and results, business strategy, plans, and objectives of our management for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties, and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” included in the annual report on Form 20-F filed on September 14, 2023. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

Mytheresa is a leading luxury e-commerce platform for the global luxury consumer shipping to over 130 countries. We offer one of the finest edits in luxury, curated from more than 200 of the world’s most coveted brands of womenswear, menswear, kidswear and lifestyle products. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany, followed by the launch of the digital platform Mytheresa in 2006. Today, we provide a unique digital experience that combines exclusive product and content offerings with a differentiated global customer service, leading technology and analytical platforms, as well as high quality service operations. Our more than 30 years of market insights and long-standing relationships with the world’s leading luxury brands, such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more, have established Mytheresa as a global authority in luxury goods.

As of the reporting date, the Group has maintained operational stability, experiencing no major disruptions in its supply chain, logistics, or partnerships. The global economic uncertainties, exacerbated by the war in Ukraine and Middle East and other geopolitical factors, may impact the Group's business activities and future sales.

The inflationary pressures are affecting customer prices, and Mytheresa Group considers expected increases in recommended retail prices from suppliers in its pricing strategy. Despite the luxury product market showing resilience to inflation-induced demand shifts, the Group is not immune to increased cost inflation in various aspects of its business model. Furthermore, macro-economic factors such as rising interest rates may contribute to a potential recession in certain markets, leading to a temporary negative impact on overall customer demand and sentiment.

These economic uncertainties, coupled with the effects of geopolitical events, may pose challenges to Mytheresa Group's brand partners, customers, and other business activities. The negative effect of these economic uncertainties were visible in the three and six months ended December 31, 2023 and are expected to continue or might even increase. Nevertheless, the current stance is that the management does not anticipate any long-term adverse effects from the ongoing uncertainties in the global economy, although vigilance and adaptability remain crucial in navigating these complex conditions.

Key Operating and Financial Metrics

We use the following operating and financial metrics to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:

	Three Months Ended		Six Months Ended
(in thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Gross Merchandise Value (GMV) (1)	€ 215,878	€ 219,098	€ 413,737	€ 423,164
Active customer (LTM in thousands)(2)	814	856	814	856
Total orders shipped (LTM in thousands)(2)	1,876	2,037	1,876	2,037
Average order value (LTM)(2)	637	672	637	672
Net sales	€ 190,092	€ 197,029	€ 365,983	€ 384,807
Gross profit	€ 104,167	€ 98,334	€ 191,963	€ 178,134
Gross profit margin	54.8%	49.9%	52.5%	46.3%
Operating Income (Loss)	€ 3,493	€ (4,378)	€ 2,640	€ (17,538)
Operating Income (Loss) margin	1.8%	(2.2%)	0.7%	(4.6%)
Net Loss	€ (462)	€ (5,414)	€ (4,268)	€ (17,276)
Net Loss margin	(0.2%)	(2.7%)	(1.2%)	(4.5%)
Adjusted EBITDA(3)	€ 17,736	€ 7,931	€ 30,433	€ 7,087
Adjusted EBITDA margin(3)	9.3%	4.0%	8.3%	1.8%
Adjusted Operating Income (Loss)(3)	€ 14,935	€ 4,089	€ 25,085	€ (151)
Adjusted Operating Income (Loss) margin(3)	7.9%	2.1%	6.9%	0.0%
Adjusted Net Income(3)	€ 10,980	€ 3,053	€ 18,177	€ 112
Adjusted Net Income margin(3)	5.8%	1.5%	5.0%	0.0%

(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us.

(2)	Active customers, total orders shipped and average order value are calculated based on the GMV of orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	Adjusted EBITDA, Adjusted Operating Income (Loss) and Adjusted Net Income, and their corresponding margins as a percentage of net sales, are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income (Loss) and Adjusted Net Income, and their corresponding margins, because they are used by our management and frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items, that are outside the control of management or not reflective of our ongoing core operations and performance. Adjusted EBITDA, Adjusted Operating Income (Loss) and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income (Loss) and Adjusted Net Income, and their corresponding margins, as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following tables set forth the reconciliations of net Loss to EBITDA and adjusted EBITDA, operating income (Loss) to adjusted operating income (Loss) and net Loss to adjusted net income and their corresponding margins as a percentage of net sales:

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Net Loss	(462)	(5,414)	(4,268)	(17,276)
Finance costs, net	420	1,197	792	2,205
Income tax expense (benefit)	3,535	(161)	6,116	(2,468)
Depreciation and amortization	2,801	3,842	5,349	7,238
thereof depreciation of right-of use assets	2,111	2,371	3,833	4,737
EBITDA	6,294	(536)	7,989	(10,300)
Other transaction-related, certain legal and other expenses(1)	1,761	3,609	3,219	6,051
Share-based compensation(2)	9,682	4,857	19,226	11,336
Adjusted EBITDA	17,736	7,931	30,433	7,087

Reconciliation to Adjusted EBITDA Margin
Net Sales	190,092	197,029	365,983	384,807
Adjusted EBITDA margin	9.3%	4.0%	8.3%	1.8%

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Operating Income (Loss)	3,493	(4,378)	2,640	(17,538)
Other transaction-related, certain legal and other expenses(1)	1,761	3,609	3,219	6,051
Share-based compensation(2)	9,682	4,857	19,226	11,336
Adjusted Operating Income (Loss)	14,934	4,089	25,085	(151)

Reconciliation to Adjusted Operating Income Margin
Net Sales	190,092	197,029	365,983	384,807
Adjusted Operating Income (Loss) margin	7.9%	2.1%	6.9%	(0.0%)

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Net Loss	(462)	(5,414)	(4,268)	(17,276)
Other transaction-related, certain legal and other expenses (1)	1,761	3,609	3,219	6,051
Share-based compensation (2)	9,682	4,857	19,226	11,336
Adjusted Net Income	10,980	3,053	18,177	112

Reconciliation to Adjusted Net Income Margin
Net Sales	190,092	197,029	365,983	384,807
Adjusted Net Income margin	5.8%	1.5%	5.0%	0.0%

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. We do not consider share-based compensation expense to be indicative of our core operating performance.

Gross Merchandise Value (GMV)

GMV is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

Active Customers

We define an active customer as a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase across our sites in the preceding twelve-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our website, consumer awareness of our value proposition and the desirability of our product assortment. We believe our number of active customers drives both net sales and our appeal to brand partners.

Total Orders Shipped

We define total orders shipped as an operating metric used by management, which is calculated as the total number of online customer orders shipped to our customers during the twelve months ended on the last day of the period presented. We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products. Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as an operating metric used by management, which is calculated as our total GMV from online orders shipped from our sites during the twelve months ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA margin is a non-IFRS financial measure which is calculated in relation to net sales.

Adjusted Operating Income (Loss) and Adjusted Operating Income margin

Adjusted Operating Income (Loss) is a non-IFRS financial measure that we calculate as operating income (Loss), adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income margin is a non-IFRS financial measure which is calculated in relation to net sales.

Adjusted Net Income and Adjusted Net Income margin

Adjusted Net Income is a non-IFRS financial measure that we calculate as net Loss, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income margin is a non-IFRS financial measure which is calculated in relation to net sales.

Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income and their corresponding margins as a percentage of net sales are key measures used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

Adjusted shipping and payment costs and Adjusted shipping and payment cost ratio

Adjusted shipping and payment costs is a non-IFRS financial measure that we calculate as shipping and payment costs adjusted to exclude Other transaction-related, certain legal and other expenses. Adjusted shipping and payment cost ratio is a non-IFRS measure which is calculated in relation to GMV.

Adjusted selling, general and administrative and Adjusted selling, general and administrative cost ratio

Adjusted selling, general and administrative is a non-IFRS financial measure that we calculate as selling, general and administrative adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted selling, general and administrative cost ratio is a non-IFRS measure which is calculated in relation to GMV.

Factors Affecting our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of our annual report on the Form 20-F titled ‘‘Risk Factors’’.

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high net worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction of customer spending, may have a negative effect on customer spend. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations, availability of credit, inflation, recession, interest rates and fuel, regional military conflicts and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness

We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host events and develop in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Luxury Brand Partners

Our business model relies on providing our customers access to a curated assortment of top luxury brands. We believe our longstanding relationships with top luxury fashion brands represent a competitive advantage. We employ a rigorous framework and deep buying expertise, informed by customer data, to meticulously buy and curate an exclusive assortment on our website. As we grow, we strive to maintain our exclusive relationships while forming new relationships with up and coming brands to the extent there is customer demand for such brands. However, if we are unsuccessful in maintaining these relationships or developing new relationships, our business and results of operations may be adversely affected.

Growth of Online Luxury

According to the 2023 Bain Study, the online penetration of luxury personal goods is expected to increase from 21% to 33% from 2021 to 2025. The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multibrand sites. In response to the shift online, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected. The global luxury market, inclusive of luxury apparel, accessories, beauty and hard goods, is expected to accelerate further reaching €540-580 billion by 2030, more than double its size in 2020, according to Bain & Company’s Luxury Goods Worldwide Market Monitor (Fall 2023) (the “2023 Bain Study”).

Growth in Men’s, Kidswear and Life

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a lack of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories. We launched the new category Life in May 2022, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. Being the only curated luxury online platform to combine womenswear, menswear, kidswear and now lifestyle products, makes us a truly unique and engaging destination for luxury shoppers. In the fourth quarter of fiscal 2023 we launched exclusive partnership with Bucherer.

Inventory Management

We utilize our customer data and collaborate with brand partners to assort a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process will be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business.

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations, like our investments in the new warehouse in Leipzig, and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.

Curated Platform Model (CPM)

CPM integrates Mytheresa Group with brand partners’ direct retail operations which provides access to highly desirable products at scale, improves capital efficiency and is accretive to top- and bottom-line. The products are selected by Mytheresa Group out of a much larger brand retail collection. Through the CPM, we are able to directly maintain the customer relationship and manage the fulfilment of the order up to the shipment to the end customer. Early season deliveries are aligned with retail channels. In addition, Mytheresa receives regular in-season replenishment of core as well as seasonal products. The product is delivered to the Mytheresa Group warehouse; however, the inventory is owned by the brand partner until it is delivered to a customer. Unsold merchandise will either be returned to the brand partner by the end of the season or carried forward for the new season. Mytheresa Group acts as an agent, with the CPM platform fees recorded as net sales.

Components of our Results of Operations

Net sales

consist of revenues earned from sales of clothing, bags, shoes, accessories, fine jewelry and other categories through our sites and our flagship retail store and our recently opened men´s store, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. The platform fees originating from the curated platform model are also included in our net sales. Revenue is generally recognized upon delivery to the end customer. Changes in our reported net sales are mainly driven by growth in the number of our active customers, changes in average order value, the total number of orders shipped and fees in relation to our curated platform model.

Cost of sales, exclusive of depreciation and amortization

includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging. For CPM revenue, we do not incur cost of sales as the purchase price of the goods sold is borne by the CPM brand partner.

Gross profit

as a percentage of our net sales is referred to as gross profit margin. Gross Profit is equal to our net sales reduced by cost of sales, exclusive of depreciation and amortization. The gross profit margin may fluctuate with the degree of promotional intensity in the industry.

Shipping and payment costs

consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales. General increases are due to a higher share of international sales and a higher share of countries where the company bears all customs duties for the customer, for example in the USA.

Marketing expenses

primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, communication, and development of creative content. We expect marketing expenses to stay stable as a percentage of net sales and GMV in the medium term.

Selling, general and administrative expenses

include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, insurance costs, Share-based compensation expense as well as Other transaction-related, certain legal and other expenses. Although selling, general and administrative expenses will increase as we grow, we expect these expenses to decrease as a percentage of net sales or GMV in the medium term.

Depreciation and amortization

include the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, and amortization of technology and other intangible assets.

Other income (expense), net

principally consists of gains or losses from foreign currency fluctuations, gains or losses on disposal of property, plant, and equipment and other miscellaneous expenses and income.

Finance cost (income), net

in fiscal 2023 and fiscal 2024 consist of our finance costs related to interest expense on our leases as well as on our Revolving Credit Facilities with Commerzbank Aktiengesellschaft (“Commerzbank”) and UniCredit Bank AG (“UniCredit”) (together, our “Revolving Credit Facilities”). As of December 31, 2023 the Revolving Credit Facilities have been increased from €60 million to €90 million, of which we used €1.4 million cash under the €90.0 million Revolving Credit Facilities.

Results of Operations

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Net sales	190,092	197,029	365,983	384,807
Cost of sales, exclusive of depreciation and amortization	(85,925)	(98,695)	(174,020)	(206,673)
Gross profit	104,167	98,334	191,963	178,134
Shipping and payment cost	(28,284)	(32,513)	(52,313)	(60,825)
Marketing expenses	(28,802)	(23,458)	(54,156)	(47,157)
Selling, general and administrative expenses	(39,089)	(42,012)	(76,733)	(80,439)
Depreciation and amortization	(2,801)	(3,842)	(5,349)	(7,238)
Other expense, net	(1,698)	(887)	(772)	(13)
Operating income (loss)	3,493	(4,378)	2,640	(17,538)
Finance costs, net	(420)	(1,197)	(792)	(2,205)
Income (loss) before income taxes	3,073	(5,575)	1,848	(19,744)
Income tax (expense) benefit	(3,535)	161	(6,116)	2,468
Net loss	(462)	(5,414)	(4,268)	(17,276)

	Three Months Ended				Six Months Ended
(in € thousands)	December 31, 2022		December 31, 2023		December 31, 2022		December 31, 2023
Gross Merchandise Value (GMV)	215,878	100.0%	219,098	100.0%	413,737	100.0%	423,164	100.0%

Net sales	190,092	88.1%	197,029	89.9%	365,983	88.5%	384,807	90.9%
Cost of sales, exclusive of depreciation and amortization	(85,925)	(39.8%)	(98,695)	(45.0%)	(174,020)	(42.1%)	(206,673)	(48.8%)
Gross profit	104,167	54.8%	98,334	49.9%	191,963	52.5%	178,134	46.3%
Adjusted Shipping and payment cost	(28,284)	(13.1%)	(32,179)	(14.7%)	(52,313)	(12.6%)	(60,491)	(14.3%)
Marketing expenses	(28,802)	(13.3%)	(23,458)	(10.7%)	(54,156)	(13.1%)	(47,157)	(11.1%)
Adjusted Selling, general and administrative expenses	(27,647)	(12.8%)	(33,879)	(15.5%)	(54,288)	(13.1%)	(63,386)	(15.0%)
Depreciation and amortization	(2,801)	(1.3%)	(3,842)	(1.8%)	(5,349)	(1.3%)	(7,238)	(1.7%)
Other expense, net	(1,698)	(0.8%)	(887)	(0.4%)	(772)	(0.2%)	(13)	0.0%
Adjusted Operating income (loss)	14,935	7.9%	4,089	2.1%	25,085	6.9%	(151)	0.0%

Percentages are in relation to GMV; Gross Profit and Adjusted Operating income (Loss) are in relation to Net Sales.

Gross Merchandise Value (GMV)

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Gross Merchandise Value (GMV)	215,878	219,098	413,737	423,164

GMV increased by €3.2 million, or 1.5% from €215.9 million to €219.1 million for the three months ended December 31, 2023 as compared to the three months ended December 31, 2022 and for the six months ended December 31, 2023 by €9.4 million, or 2.3% from €413.7 million to €423.2 million. The reason for the growth in GMV is primarily due to the fact that we were able to grow our active customers on the base of strong customer retention and top customer growth. Nevertheless, the GMV growth for the three and six months ended December 31, 2023 was affected by overall economic trends, such as inflation, recessionary trends as well as political tension all around the world. GMV indicates the total amount of merchandise that our customers transact on our platform, and it reveals the depth of our customer relationships. Seven fashion brands had switched from the wholesale model to CPM as of December 31, 2023 and 2022.

Net sales

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Net sales	190,092	197,029	365,983	384,807
Gross Merchandise Value (GMV)	215,878	219,098	413,737	423,164
Net sales percentage of GMV	88.1%	89.9%	88.5%	90.9%

Net sales increased by €6.9 million, or 3.6% from €190.1 million for the three months ended December 31, 2022 to €197.0 million for the three months ended December 31, 2023 and by €18.8 million, or 5.1%, from €366.0 million for the six months ended December 31, 2022 to €384.8 million for the six months ended December 31, 2023. The higher net sales growth in the three and six months ended December 31, 2023, compared to the GMV growth is due to several wholesale brands performing better than individual CPM brands. Performance of CPM brands is only reflected with the commission we receive in net sales. The share of commission from the CPM is below 10% of net sales.

Cost of sales, exclusive of depreciation and amortization

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Cost of sales, exclusive of depreciation and amortization	(85,925)	(98,695)	(174,020)	(206,673)
Percentage of Net sales	(45.2%)	(50.1%)	(47.5%)	(53.7%)
Percentage of GMV	(39.8%)	(45.0%)	(42.1%)	(48.8%)

Cost of sales, exclusive of depreciation and amortization increased by €12.8 million, from €85.9 million for the three months ended December 31, 2022 to €98.7 million for the three months ended December, 2023. For the six months ended December 31, 2023 Cost of sales, exclusive of depreciation and amortization increased by €32.7 million to €206.7 million compared to the six months ended December 31, 2022. The increase during the periods presented resulted mostly from an increase in total orders shipped and a lower gross profit margin achieved on those orders. For the last twelve months, our total orders shipped increased from 1.9 million to 2.0 million, or 8.6%.

Gross profit

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Gross profit	104,167	98,334	191,963	178,134
Percentage of Net sales	54.8%	49.9%	52.5%	46.3%
Percentage of GMV	48.3%	44.9%	46.4%	42.1%

Gross profit amounted to €98.3 million for the three months ended December 31, 2023, which represents a decrease of 5.6% from €104.2 million compared to the three months ended December 31, 2022. For the six months ended December 31, 2023 gross profit was at €178.1 million, a decrease of €13.8 million or 7.2% year-over-year. This decrease of 490 basis points for the three months ended December 31, 2023 and 620 basis points for the six months ended December 31, 2023 was mostly due to promotion driven operative gross profit margin slippage, an exceptional provision for inventory depreciation and financial effects driven mostly by a stronger performance of several wholesale brands in relation to individual CPM brands. We still witness a high level of promotions as competitors are trying to balance their inventory levels. Consequently, our full price share in relation to our sale activities continues to be lower than anticipated, leading to a decrease in gross profit margin, in line what we saw in the preceding quarters. If certain wholesale brands perform better than individual CPM brands, then the gross margin decreases mathematically as only the commission with CPM brands is accounted for in net sales with a 100% gross profit margin.

Shipping and payment costs

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Shipping and payment cost	(28,284)	(32,513)	(52,313)	(60,825)
Percentage of Net sales	(14.9%)	(16.5%)	(14.3%)	(15.8%)
Percentage of GMV	(13.1%)	(14.8%)	(12.6%)	(14.4%)

Shipping and payment costs increased by €4.3 million or 14.9% from €28.3 million for the three months ended December 31, 2022 to €32.5 million for the three months ended December 31, 2023 and €8.5 million, or 16.3%, from €52.3 million for the six months ended December 31, 2022 to €60.8 million for the six months ended December 31, 2023. The increase in the shipping and payment cost ratio in relation to net sales from 14.9% to 16.5% for the three months ended December 31, 2023 and from 14.3% to 15.8% six months ended December 31, 2023 results from an increasing share of countries where we pay all the duties for the customer, our growing sales presence outside Europe and a change in our estimate for expected DDP duty drawbacks.

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Shipping and payment cost	(28,284)	(32,513)	(52,313)	(60,825)
Other transaction-related, certain legal and other expenses (1)	-	334	-	334
Adjusted Shipping and payment cost	(28,284)	(32,179)	(52,313)	(60,491)
Percentage of Net sales	(14.9%)	(16.3%)	(14.3%)	(15.7%)
Percentage of GMV	(13.1%)	(14.7%)	(12.6%)	(14.3%)

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

During the three and six months ended December 31, 2023, €334 thousand were adjusted in our ongoing process of establishing our new central warehouse in Leipzig, Germany.

Marketing expenses

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Marketing expenses	(28,802)	(23,458)	(54,156)	(47,157)
Percentage of Net sales	(15.2%)	(11.9%)	(14.8%)	(12.3%)
Percentage of GMV	(13.3%)	(10.7%)	(13.1%)	(11.1%)

Marketing expenses decreased from €28.8 million for the three months ended December 31, 2022 to €23.5 million for the three months ended December 31, 2023 and decreased by €7.0 million from €54.2 million to €47.2 million for the six months ended December, 2023 compared to the prior year period.

The marketing cost ratio in relation to net sales and GMV decreased significantly as we reduced promotional activity towards aspirational customers, to focus on continuing our marketing efforts on the most promising new customer acquisition and top customer retention strategies and aligned our marketing efforts with the overall market sentiment.

Selling, general and administrative expenses

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Selling, general and administrative expenses	(39,089)	(42,012)	(76,733)	(80,439)
Percentage of Net sales	(20.6%)	(21.3%)	(21.0%)	(20.9%)
Percentage of GMV	(18.1%)	(19.2%)	(18.5%)	(19.0%)

The total selling, general and administrative (SG&A) expenses increased by €2.9 million from €39.1 million in three months ended December 31, 2022 to €42.0 million in three months ended December 31, 2023 and increased by €3.7 million from €76.7 million to €80.4 million for the six months ended December, 2023 compared to the prior year period.

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Personnel expenses	(31,685)	(32,869)	(61,855)	(63,935)
thereof fulfilment personnel expense	4,987	6,739	10,574	13,260
Percentage of Net sales	(16.7%)	(16.7%)	(16.9%)	(16.6%)
Percentage of GMV	(14.7%)	(15.0%)	(15.0%)	(15.1%)

General and administrative expenses	(7,404)	(9,142)	(14,877)	(16,504)
Percentage of Net sales	(3.9%)	(4.6%)	(4.1%)	(4.3%)
Percentage of GMV	(3.4%)	(4.2%)	(3.6%)	(3.9%)
Selling, general and administrative expenses	(39,089)	(42,012)	(76,733)	(80,439)

General and administrative expenses increased from €7.4 million during the three months ended December 31, 2022 to €9.1 million during the three months ended December 31, 2023 and increased for the six months ended December 31, 2022 from €14.9 million to €16.5 million for the six months ended December 31, 2023 respectively, mainly due to travel expenses, energy costs and other operating expenditures, in the period.

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Selling, general and administrative expenses	(39,089)	(42,012)	(76,733)	(80,439)
Share-based compensation (1)	9,682	4,857	19,226	11,336
Other transaction-related, certain legal and other expenses (2)	1,761	3,276	3,219	5,718
Adjusted SG&A	(27,647)	(33,879)	(54,288)	(63,386)
Percentage of Net sales	(14.5%)	(17.2%)	(14.8%)	(16.5%)
Percentage of GMV	(12.8%)	(15.5%)	(13.1%)	(15.0%)

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. We do not consider share-based compensation expense to be indicative of our core operating performance.

(3)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

Excluding the Share-based compensation expenses and other transaction-related costs, certain legal and other expenses, the adjusted SG&A expenses as a percentage of GMV increased for the three months ended December 31, 2023 from 12.8% to 15.5% and for the six months ended December 31, 2023 from 13.1% to 15.0% compared to the prior year period, due to higher personnel expenses, travel expenses, energy costs and other operating expenditures, in the periods.

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Personnel expenses	(31,685)	(32,869)	(61,855)	(63,935)
Share-based compensation	9,682	4,857	19,226	11,336
Total Personel expenses excl. SBC	(22,003)	(28,012)	(42,630)	(52,599)
Percentage of Net sales	(11.6%)	(14.2%)	(11.6%)	(13.7%)
Percentage of GMV	(10.2%)	(12.8%)	(10.3%)	(12.4%)

The increase in personnel expenses for the three and six months ended December 31, 2023 is mainly driven by an increase of fulfilment personnel expenses. Overall, personnel expenses excluding share-based compensation expense as a percentage of net sales increased from 11.6% to 14.2% for the three months ended December 31, 2023 and increased from 11.6% to 13.7% for the six months ended December 31, 2023.

Depreciation and amortization

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Depreciation and amortization	(2,801)	(3,842)	(5,349)	(7,238)
Percentage of Net sales	(1.5%)	(2.0%)	(1.5%)	(1.9%)
Percentage of GMV	(1.3%)	(1.8%)	(1.3%)	(1.7%)

Depreciation and amortization expenses increased from €2.8 million for the three months ended December 31, 2022 to €3.8 million for the three months ended December 31, 2023 and from €5.3 million for the six months ended December 31, 2022 to €7.2 million for the six months ended December 31, 2023, due to higher depreciation in right of use assets related to the new warehouse in Leipzig, Germany.

Finance costs, net

The following table provides Mytheresa Group's Finance income (costs), net:

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Interest expenses on revolving credit facilities	(67)	(446)	(160)	(701)
Interest expenses on leases	(597)	(752)	(879)	(1,505)
Total Finance costs	(664)	(1,197)	(1,040)	(2,207)

Other interest income	244	0	248	1
Total Finance income	244	0	248	1
Finance costs, net	(420)	(1,197)	(792)	(2,205)
Percentage of Net sales	(0.2%)	(0.6%)	(0.2%)	(0.6%)
Percentage of GMV	(0.2%)	(0.5%)	(0.2%)	(0.5%)

Finance costs, net increased from €0.4 million for the three months ended December 31, 2022 to €1.2 million for the three months ended December 31, 2023 and from €0.8 million for the six months ended December 31, 2022 to €2.2 million for the six months ended December 31, 2023, mainly due to increased interest on our revolving credit facilities and increased interest in leases related to the warehouse in Leipzig, Germany.

Income tax (expense) benefit

(in € thousands)	Three Months Ended		Six Months Ended
	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Income tax (expense) benefit	(3,535)	161	(6,116)	2,468
Percentage of Net sales	(1.9%)	0.1%	(1.7%)	0.6%
Percentage of GMV	(1.6%)	0.1%	(1.5%)	0.6%

Income tax benefit results mainly from positive IAS 12 current income taxes of €0.1 million for the three months ended December 31, 2023 and €2,5 million for the six months ended December, 2023.

The change in effective tax rate and amount for the three and six months ended December 31, 2022 and 2023 results mostly from share-based payments programs for which the expenses are non-deductible for tax purposes. Additionally, estimated taxable net income levels in the estimated tax rate calculation for the three and six months ended December 31, 2023, result in a negative taxable income for fiscal year 2024 and, an increase of tax losses carried forward for corporate income and trade tax purposes.

Liquidity and Capital Resources

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, including income taxes. Our capital expenditures consist primarily of investments in our new warehouse in Leipzig, capital improvements to our facilities and headquarters and IT licenses.

Our primary sources of liquidity are cash generated from our operations, respective cash and cash equivalents and our Revolving Credit Facilities.

As of December 31, 2023, our cash and cash equivalents amounted to €6.4 million. As of December 31, 2023, approximately 43% of our cash and cash equivalents were held in Germany, of which approximately 13% were denominated in Swiss Francs. No other currency held in Germany accounted for more than 10% of our cash and cash equivalents. Approximately 57% of our cash and cash equivalents were held outside of Germany, with the majority held in the United States in US Dollars and in the United Kingdom in British Pounds.

For the three-months period ended December 31, 2023, the Company had operating cash inflow of €18.5 million. For the six-months period ended December 31, 2023, the Company had operating cash outflow of €14.8 million.

As of December 31, 2023 the utilization of the Revolving Credit Facilities amounted to €4.9 million and therefore the non-utilized part amounted to €85.1 million. As of December 31, 2023, the Company had cash and cash equivalents of €6.4 million.

As of December 31, 2023 the Revolving Credit Facilities have been increased from €60 million to €90 million to capture additional growth opportunities.

Mytheresa Group is in the final steps of entering into a syndicated loan agreement that will replace the existing Revolving Credit Facilities. Management is confident that the syndicated loan will be signed in March 2024 and that throughout 2024 and beyond, sufficient liquidity will be provided, if needed, either through the existing credit facilities or the new syndicated loan.

The syndicated loan is expected to have a maturity of three years with the option of being extended by two years. The existing Revolving Credit Facilities have a maturity until December 31, 2024. The increase will end June 30, 2024.

Our ability to make principal and interest payments on our Revolving Credit Facilities, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations and forecasted business projections we believe that our existing cash balances and expected cash flows generated from operations, together with the utilization of our financing arrangements under the existing Revolving Credit Facilities and prospective finance agreement of the syndicated loan, will be sufficient to meet our operating requirements for at least the next twelve months.

If the Company is unsuccessful in securing and extending the Revolving Credit Facilities or alternative financing, the Company’s current cash and cash equivalents may not be sufficient to fund its operations and meet all of its obligations as they fall due for at least one year from the date of the issuance of these unaudited interim condensed consolidated financial statements. Management anticipates that any additional cash flow needs will be fully met through significant and effective mitigating actions taken by Management to optimize cash flow and liquidity by selling additional excess inventory over the course of the next twelve months. With these mitigating actions, Management concludes that there remain no material uncertainties related to events or conditions that may cast significant doubt upon the company’s ability to continue as going concern.

The interim condensed consolidated financial statements have therefore been prepared under the assumption that the business will continue as a going concern, contingent upon the successful implementation of the plans described above. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future. The unaudited interim condensed consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that would be necessary if the Company were unable to continue as a going concern.

Fluctuations in the results of operations for the three and six months ended December 31, 2022 and 2023 may be related to seasonality in Mytheresa Group’s business, such as shifts in overall sale seasons. Seasonality in Mytheresa Group’s business thus does not follow that of traditional retailers, such as the typical concentration of net sales in the holiday quarter since the business is worldwide.

The following table shows summary consolidated cash flow information for the three and six months ended December 31, 2022 and 2023:

(in € thousands)	Three Months Ended		Six Months Ended
	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Consolidated Statement of Cash Flow Data:
Net cash outflow from operating activities	(27,086)	18,547	(46,952)	(14,770)
Net cash outflow from investing activities	(7,305)	(1,444)	(12,396)	(4,551)
Net cash outflow from financing activities	(1,523)	(18,056)	(2,190)	(4,316)

Net cash (outflow) inflow from operating activities

During the three months ended December 31, 2023 and December 31, 2022, cash flow from operating activities was positive €18.5 million compared to negative € 27.1 million. The increase of cash flow was mostly due to reduced inventory purchase volume, increase in trade payables and other liabilities.

During the six months ended December 31, 2023, net cash flow from operating activities increased by €32.2 million to 14.7€ million cash outflow, as compared to a cash outflow of €47.0 million for the six months ended December 31, 2022. The increase of €32.2 million results primarily from a decrease in change in inventories of €28.1 million, compared to six months ended December 31, 2022, as well as cash inflow increase from trade and other payables of €34.1 million in the six months ended December 31, 2023.

The increase in the six month ended December 31, 2023 net operating assets and liabilities of €56.4 million is driven primarily by the reduction of procurement of new stock of €28.1 million. This was partially offset by a total decrease of €20.8 million in other assets and trade and other receivables due to lag in payout of payment providers, as well as a decrease of €14.9 million in other liabilities and contract liabilities mainly due to payment timing for CPM brand partners.

Net cash outflow from investing activities

Cash used in investing activities were €1.4 million and €4.6 million compared to €7.3 million €12.4 million for the three and six months ended December 31, 2023 and 2022, respectively. The investing activities of €4.6 million for the six months ended December 31, 2023 are mostly in connection with our new warehouse in Leipzig, Germany.

Net cash outflow from financing activities

Net cash used for financing activities during the three and six months ended December 31, 2023 was €18.1 million and €4.3 million, as compared to €1.5 million and €2.2 million for the three and six months ended December 31, 2022. The change in the three months ended December 31, 2023, of €16.5 million is due to a decrease of €15 million in bank liabilities. During the six months ended December 31, 2023 the increase of €2.1 million is due to interest payments on leases and an increase of €1.0 million in additional lease payments, both of which were in connection with the lease liability for our new warehouse in Leipzig. These were partially offset by cash inflows from proceeds from bank liabilities of €1.4 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations.

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pound Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pound Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses. Approximately 90% of our purchases are denominated in Euros and approximately 98% of our employees are located in Germany or other Eurozone countries.

To reduce our foreign currency exposure risk, we hedge our foreign currency exposure in five major currencies, including the U.S. Dollar and Pound Sterling. Our hedging strategy does not eliminate our foreign currency risk entirely and our hedging contracts typically have a duration of less than one year.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see our consolidated financial statements.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.